Exhibit 99.1 - Explanation of Responses
                     ------------


CR Intrinsic Investments directly owns Common Stock of the Issuer and Convertible Preferred Stock of the Issuer. CR Intrinsic Investors, LLC ("CR Intrinsic Investors") is the investment manager to CR Intrinsic Investments. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to securities held by CR Intrinsic Investments. Steven A. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors. In accordance with Instruction 4(b)(iv), the entire amount of the Issuer's Common Stock held by CR Intrinsic Investments is reported herein. Each of CR Intrinsic Investors and Steven A. Cohen disclaims beneficial ownership of any of the Issuer's securities to which this report relates except to the extent of their respective indirect pecuniary interest therein, and this report shall not be deemed an admission that either of CR Intrinsic Investors or Steven A. Cohen is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purposes.